UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2016

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 25 2015, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) received a letter from The Nasdaq Stock Market ("NASDAQ") that the Company’s the bid price had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, it did not comply with Listing Rule 5550(a)(2). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until May 23, 2016, to regain compliance with the Listing Rule. Subsequently, on May 24, 2016, the Company was provided an additional 180 calendar day compliance period, or until November 21, 2016, to demonstrate compliance.

On November 22, 2016, the Company received a letter from NASDAQ stating that since the Company has not regained compliance with Listing Rule 5550(a)(2), its securities will be delisted from the Capital Market. The letter further states that unless the Company requests an appeal of the staff’s determination, trading of the Company’s Ordinary Shares will be suspended at the opening of business on December 1, 2016, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on NASDAQ.

The Company intends to appeal the staff’s determination to a Hearings Panel (the “Panel”). A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

	By:	/s/ Zengyong Wang
	Name:	Zengyong Wang
	Title:	Chairman, Chief Executive Officer

Dated: November 23, 2016